Exhibit 2

E-CRUITER.COM


FOR IMMEDIATE RELEASE

               E-CRUITER.COM AND ZIVEX TECHNOLOGY SOLUTIONS FORM
               STRATEGIC PARTNERSHIP FOR MICROSOFT .NET PLATFORM

          COMPANIES TEAM UP TO CREATE LEADING AGGREGATION PLATFORM FOR
                   HUMAN CAPITAL MANAGEMENT BUSINESS SERVICES

OTTAWA, CANADA, SEPTEMBER 4, 2001 - E-CRUITER.COM INC. (NASDAQ - ECRU) - a leading provider of Human Capital Management (HCM) Web-enabled solutions and professional services, today announced that it has signed a strategic partnership agreement with Zivex Technology Solutions Inc., a Microsoft Certified Partner for the provision of information technology (IT) on an outsourced "utility" basis.

With E-Cruiter.com, organizations are able to automate their business processes to streamline the management of their most valuable asset, human capital, from acquisition through to separation. The company has bundled the services of Allen And Associates and OMNIpartners with E-Cruiter.com, RezLogic and ResumeXPRESS technologies to provide a unique combination of high-touch and high-tech services to its expanding customer base. The company will continue to execute on its expansion and consolidation strategy by acquiring companies and partnering with others, building out its integrated suite of hire-to-retire HCM solutions on the Zivex .NET technology platform.

"The .NET platform is a brilliant architecture for consolidation of companies, technologies and business processes," said MICHAEL MULLARKEY, PRESIDENT AND CEO, E-CRUITER.COM. "Zivex has delivered .NET on an application service provider
(ASP) basis, early to market, and we are going to be the first to roll it out to the HCM market this fall. It allows our customers to access their HR applications, including E-Cruiter, HR information systems or ERP systems like Microsoft Great Plains, payroll, benefits administration, workforce management - all with an integrated user interface, new collaboration tools and seamless back-end data sharing. They'll see significant productivity impacts and cost reductions without having to invest in new applications."

"We are very pleased to be a strategic technology supplier to E-Cruiter.com," said DARREN MCINTYRE, PRESIDENT OF ZIVEX. "We've invested heavily in bringing a functional .NET ASP platform to market with significant provisioning, management and collaboration tools, and HR is a great vertical market to prove out the value propositions. E-Cruiter.com is perfectly positioned to do this, and we're excited by their market strategy and visionary approach."

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Zivex has integrated the E-Cruiter ASP platform onto their .NET ASP infrastructure, creating a springboard for the creation of new user value through the aggregation of applications and business processes, and the introduction of collaboration services leveraging the Microsoft suite.

"To invest in writing your own data exchange interfaces or applications for calendar sharing and document exchange would be imprudent," CONTINUED MULLARKEY. "Zivex's .NET capabilities allow us to deploy XML standards and Office XP user tools quickly and seamlessly. We can integrate multiple existing applications using standard BizTalk plug-ins. This approach is creating a significant competitive advantage for us."

The companies have created a state-of-the-art network services approach with an internal pre-production environment and hosting in two locations including a Tier 1 site with Group Telecom. E-Cruiter operations personnel, with four years experience in ASP service provision, have been added to the Zivex team. The result is an unparalleled skill set and service reliability that enables all of the E-Cruiter family of companies to have uninterrupted access to corporate applications and data any time, anywhere and on any device. The new .NET infrastructure provided through the partnership allows E-Cruiter and its clients to leverage the feature-rich functionality available in an end-to-end hosted Microsoft solution. Zivex now delivers "software as a service" to E-Cruiter in the form of a monthly service. By outsourcing all of its IT services to Zivex, E-Cruiter can focus its resources on its core business.


ABOUT E-CRUITER.COM INC.
------------------------

E-Cruiter.com Inc. (NASDAQ: ECRU) is a leading provider of Web-enabled tools and professional services for Human Capital Management (HCM). Offering a diversified suite of high-tech and high-touch services to address the full lifecycle of the employer/employee relationship, E-Cruiter.com ensures more effective management of corporate assets via automation and outsourcing. E-Cruiter.com's HCM technology backbone enables companies to streamline the management of enterprise human capital processes including recruitment, assessment, deployment, development and career transitions. The company's expertise has motivated many blue-chip organizations such as Bell Canada, the Toronto Stock Exchange, SAS Institute (Canada) Inc., and Watson Wyatt Worldwide to select E-Cruiter. For more information visit http://www.ecruiter.com or call toll free 1-877-ECRUITER (327-8483).

ABOUT ZIVEX TECHNOLOGY SOLUTIONS INC.
-------------------------------------

Zivex Technology Solutions Inc., is a privately-held company that provides organizations with a hosted Microsoft .NET infrastructure to deploy IT solutions that deliver Fortune 500 functionality at a lower cost of operations. Zivex services are offered in the form of a utility service enabling clients to pay for IT services on a monthly basis. Services include managed networks and hosted solutions built using Microsoft.NET technology to enable any time, any place and


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on any device computing. For more information visit http://www.zivex.net or call toll free 1-888-745-THIN (8446).

Except for the factual information contained in this press release, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 certain of the matters regarding product and services and market dynamics herein may constitute forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those set forth in the forward-looking statements. Factors that might cause such a difference include changes in technology and industry standards, increased competition and market acceptance of the Company's products and services and those of its competitors.



FOR MORE INFORMATION:
---------------------


MEDIA CONTACTS:                              INVESTOR RELATIONS CONTACTS:
Maggie O'Lett-Patterson                      Tammie Brown
High Road Communications                     E-Cruiter.com
A Fleishman-Hillard Company                  Tel: 613-236-2263 ext. 263
Tel: 613-236-0909 ext. 314                   Email: tammie.brown@ecruiter.com
E-mail: molett@highroad.com
                                             Craig Armitage
                                             Fleishman-Hillard
                                             Tel: 416-214-0701 ext. 322
                                             E-mail: armitagc@fleishman.com













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